UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

WEIGHT WATCHERS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

948626106

(CUSIP Number)

Anne Goffard Westend S.A. 10-12 avenue Pasteur L-2310 Luxembourg Luxembourg (+352) 22.42.59-1

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 948626106

1	NAMES OF REPORTING PERSONS. Westend S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,749,089 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 28,749,089 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,749,089 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.76% (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 948626106

1	NAMES OF REPORTING PERSONS. Stichting Administratiekantoor Westend
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,749,089 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 28,749,089 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,749,089 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.76% (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 948626106

1	NAMES OF REPORTING PERSONS. Mr. Pascal Minne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,749,089 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 28,749,089 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,749,089 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.76% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 948626106

1	NAMES OF REPORTING PERSONS. Artal Holdings Sp. z o.o., Succursale de Luxembourg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Poland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,749,089 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 28,749,089 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,749,089 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.76% (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 948626106

1	NAMES OF REPORTING PERSONS. Artal International Management S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,749,089 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 28,749,089 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,749,089 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.76% (See Item 5)
14	TYPE OF REPORTING PERSON OO

Westend S.A. (“Westend”), Stichting Administratiekantoor Westend (the “Stichting”), Mr. Pascal Minne, Artal Holdings Sp. z o.o., Succursale de Luxembourg (“Artal Holdings”) and Artal International Management S.A. (“Artal International Management”) hereby amend, as set forth below, their Statement on Schedule 13D filed with the Securities and Exchange Commission on March 18, 2004, as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on March 15, 2006, Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 19, 2006, Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on February 2, 2007, Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on March 31, 2009, Amendment No. 5 to Schedule 13D filed with the Securities and Exchange Commission on March 7, 2011, Amendment No. 6 to Schedule 13D filed with the Securities and Exchange Commission on June 1, 2011, and Amendment No. 7 to Schedule 13D filed with the Securities and Exchange Commission on February 16, 2012 (the “Statement”), relating to the common stock, no par value per share (the “Common Stock”), of Weight Watchers International, Inc., a Virginia corporation (the “Company”). Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Statement.

Item 4.	Purpose of the Transaction

The response to Item 4 of the Statement is hereby amended and supplemented by the following:

On March 28, 2012, the Company announced the repurchase of 8,780,485 shares of its Common Stock at a purchase price of $82.00 per share for an aggregate cost of approximately $720 million, pursuant to its “modified Dutch auction” tender offer which expired at 12:00 midnight, New York City time, on Thursday, March 22, 2012 (the “Offer”).

On April 9, 2012, pursuant to the terms of the Stock Purchase Agreement, dated as of February 14, 2012 (the “Purchase Agreement”), by and between the Company and Artal Holdings entered into in connection with the Offer, the Company repurchased 9,498,804 shares of Common Stock from Artal Holdings, at a purchase price of $82.00 per share, the price established by the Offer. As a result of such repurchase, Artal Holdings is the record owner of 28,749,089 shares of Common Stock, or approximately 52% of the Common Stock outstanding (based on 55,538,970 shares of Common Stock issued and outstanding on April 9, 2012, as provided by the Issuer), which is substantially equal to its ownership percentage prior to the consummation of the Offer and the Company’s repurchase from Artal Holdings.

Item 5.	Interest in Securities of the Issuer.

The responses to Item 5(a), Item 5(b) and Item 5(c) of the Statement are hereby amended and restated by the following:

(a)-(b) The information contained on the cover pages of this Amendment No. 8 to Schedule 13D is incorporated herein by reference.

As of the date hereof, Artal Holdings is the record owner of 28,749,089 shares of Common Stock, or approximately 52%, of the Common Stock outstanding (based on 55,538,970 shares of Common Stock issued and outstanding on April 9, 2012, as provided by the Issuer). Artal Luxembourg S.A. holds an irrevocable proxy with respect to 15,000,000 of these shares. Artal Holdings is a subsidiary of Artal Luxembourg S.A., which is a subsidiary of Artal International S.C.A., which is managed by its managing partner, Artal International Management, which is a subsidiary of Artal Group S.A. (together with Artal Holdings, Artal Luxembourg S.A., Artal International S.C.A. and Artal International Management, the “Artal Entities”), which is a subsidiary of Westend, which is a subsidiary of the Stichting, whose sole member of the Board is Mr. Pascal Minne. Consequently, each of the Reporting Persons may be deemed, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the shares of Common Stock held of record by Artal Holdings.

(c) Except as set forth in this Amendment No. 8 to Schedule 13D, there have been no transactions in shares of Common Stock by any of the Reporting Persons or by any individuals or entities named in Item 2 of the Statement since the date of Amendment No. 7 to Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented by the information contained in Item 4 of this Amendment No. 8 to Schedule 13D, which is herein incorporated by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTEND S.A.

By:	/s/ Pascal Minne
Name:	Pascal Minne
Title:	Director

STICHTING ADMINISTRATIEKANTOOR WESTEND

By:	/s/ Pascal Minne
Name:	Pascal Minne
Title:	Sole Member of the Board

MR. PASCAL MINNE

/s/ Pascal Minne

ARTAL HOLDINGS SP. Z O.O., SUCCURSALE DE LUXEMBOURG

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Branch Manager

ARTAL INTERNATIONAL MANAGEMENT S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

Dated: April 11, 2012